Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

February 1, 2024

Re: Cosan S.A. Form 20-F for the Fiscal Year Ended December 31, 2022 Form 6-K Furnished on August 15, 2023 Response dated December 22, 2023 File No. 001-40155

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Tony Watson Adam Phippen

Ladies and Gentlemen:

On behalf of our client, Cosan S.A. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated January 10, 2024 (the “Comment Letter”). On April 24, 2023, the Company publicly filed an Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Annual Report”) and on August 15, 2023, the Company furnished a Current Report of Foreign Private Issuer on Form 6-K including its earnings release as of and for the six months ended June 30, 2023 (the “Earnings Release Form 6-K”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages in the filed versions of the Annual Report or Earnings Release Form 6-K, as applicable.

Form 20-F for the Fiscal Year Ended December 31, 2022

Note 18. Net Sales, page F-122

1.	We note your response to prior comment 1. Please tell us how your presentation of gross revenue from products and services on page F-125 complies with IFRS 15 and why the indirect taxes and deductions have not been allocated to the individual sources of revenue presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that gross revenue from products and services refers to the gross amount invoiced to customers. Gross revenue from products and services is not a measure of revenue in accordance with IFRS 15, as it includes sales taxes that are collected on behalf of third parties, which are required to be deducted from the transaction price by IFRS 15 paragraph 47. However, Brazilian Corporations Law No. 6,404/76 Section V, Art. 187 requires that a Brazilian corporation’s income statement for each year itemize gross revenue from sales and services, deductions from sales, rebates and taxes, prior to presenting net revenue. This presentation is further required by the Brazilian

U.S. Securities and Exchange Commission

Securities Commission (the Comissão de Valores Mobiliários, the “CVM”), which is the regulatory body in Brazil responsible for financial reporting obligations for public companies. Pursuant to the CVM’s official notice of September 1, 2007, a company must present in its income statement, at a minimum, gross revenue from sales and services, deductions from sales, rebates and taxes, prior to presenting net revenue.

While Item 10(e)(1)(ii)(C) of Regulation S-K would prohibit the presentation of a non-IFRS measure in the Company’s financial statements, Item 10(e)(5) of Regulation S-K clarifies that for purposes of paragraph (e) of Item 10, “non-GAAP financial measures exclude financial measures required to be disclosed by GAAP, Commission rules, or a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant.” In addition, while Item 10(e)(5) would require that non-IFRS financial measures be presented outside of the financial statements, it makes an exception where such measure is “expressly permitted by the standard-setter that is responsible for establishing the GAAP used in such financial statements.” In the Company’s case, disclosure of gross revenue from products and services as part of our financial statements is (1) required by a system of regulation applicable to us, which is the Brazilian Corporations Law, and (2) expressly required by the standard setter that is responsible for establishing the accounting principles applicable to our financial statements filed in Brazil, the CVM.

Additionally, indirect taxes and deductions are allocated to each individual source of revenue presented in the second table on page F-125.

Because the Company believes that presentation of this measure is permitted pursuant to the guidance in Item 10(e)(5) as being required pursuant to Brazilian Corporations Law and required by the CVM, the Company respectfully informs the Staff that it believes the Company should be able to continue to include such measure in the financial statements included in its annual reports on Form 20-F. The Company further believes that the inclusion of this non-IFRS financial measure in the financial statements filed with the Commission is beneficial to investors as it ensures that investors in the U.S. and Brazil have access to consistent information. In future filings, the Company intends to disclose in either the footnotes to the financial statements or in the description of accounting policies to be included in future annual reports on Form 20-F that the presentation of gross revenue is included as required by the CVM.

Form 6-K Furnished on August 15, 2023, page G-17

2.	We note your response to prior comment 6. Reference is made to footnote (a). We note you make these adjustments to calculate Raízen Adjusted EBITDA and Raízen Adjusted Net Income so that investors receive consistent and comparable information from the Company and Raízen. Please tell us the related authoritative literature you are relying on to present such adjustments to your Raízen non-GAAP financial measures. In addition, please explain why consolidating Raízen and adjustments (2) and (4)(i) in your reconciliation of Raízen Adjusted Net Income and similar adjustments to Raízen Adjusted EBITDA do not result in individually tailored measures. In doing so, please elaborate on the nature and quantify each adjustment to the extent needed to provide a full understanding. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, in adjustment (2) in the reconciliation of Raízen Adjusted Net Income and Raízen Adjusted EBITDA, the Company eliminated the variation in the fair value of the biological asset that is included in the cost of goods sold for Raízen.

The Company performed adjustment (2) because of IAS 41 Agriculture paragraph 12, which states that “a biological asset shall be measured on initial recognition and at the end of each reporting period at its fair value less costs to sell.” In that sense, the fair value of a biological asset is an

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estimate of net future value recoverable from Raízen’s sugarcane crops. As a result, the “Change in biological assets” line item in the response to comment 6 in the Company’s letter of December 22, 2023 does not reflect the results of Raízen’s current operations - instead it reflects the remeasurement of expected future results from the harvest and sale of biological assets in up to two years at market value. The Company therefore believes it is appropriate to adjust Raízen’s EBITDA and Net Income to remove the effect of this variation to provide investors a better understanding of Raízen’s results on a current basis.

The Company further clarifies that adjustment (4) in the reconciliation of Raízen Adjusted Net Income and Raízen Adjusted EBITDA relates to Raízen’s bargain purchase gain from the acquisition of Neolubes Indústria de Lubrificantes Ltda. (“Neolubes”), which had an impact of R$163 million with respect to Adjusted EBITDA and R$107.4 million with respect to Adjusted Net Income (net amount considering tax), in each case for the three months ended June 30, 2023. The Company therefore respectfully asks the staff that to disregard adjustment (4) as presented in the response to comment 6 in the Company’s letter of December 22, 2023 and to consider the following wording instead:

“(4) Non-recurring expenses and effects at Raízen related to Raízen’s acquisition of Neolubes Indústria de Lubrificantes Ltda., which ocurred on May 2022, related to an additional bargain purchase gain recognized in June 2023 when the purchase price allocation procedures were concluded.”

This adjustment (4) therefore affected a line item which does not relate to Raízen’s or the Company’s core business. The Company therefore believes that adjustment (4) in the reconciliation of Raízen Adjusted Net Income and Raízen Adjusted EBITDA does not result in an individually tailored measure because it relates solely to the acquisition of Neolubes, which was a one-off event.

In addition, the Company respectfully advises the Staff that adjustments made to Raízen’s Adjusted EBITDA and Adjusted Net Income do not affect any financial information of the Company at a consolidated level. Instead, these adjustments only affect the financial information presented in the Company’s filings with respect to Raízen. This is made clear in the table presented in the response to comment 6 in the Company’s letter of December 22, 2023 in which the Company included columns captioned “Deconsolidation of Joint Ventures” in both the reconciliation of EBITDA and Adjusted EBITDA and the reconciliation of Adjusted Net Income.

The Company also advises that Staff that it believes these adjustments reflect market practice for Raízen’s peers and therefore enable investors to receive information that is comparable. Therefore, the Company further advises the Staff it would like to continue presenting this information in its Form 6-K submissions with the Commission.

3.	We note your response to prior comment 6. Please explain why adjustment (6) in your reconciliation of Adjusted Net Income related to the accounting impacts generated by the acquisition of an equity stake under the Cosan Oito column does not result in an individually tailored measure. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will remove this adjustment from the Adjusted Net Income from future filings.

* * *

The revised disclosures proposed above in item 1 will be adjusted in the Company’s Form 20-F for the year ended December 31, 2023. The Company expects to include or remove, as applicable, the information

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U.S. Securities and Exchange Commission

requested in items 2 and 3 in the Company’s earnings release as of and for the three-month period ended December 31, 2023.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Lourenço Lopes-Sabino at 212-450-6139 or lourenco.lopes-sabino@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Rodrigo Araújo Alves, Chief Financial Officer, Cosan S.A.

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